NOTICE OF SPECIAL MEETING OF ZI SHAREHOLDERS

to be held April 9, 2009

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen's Bench of Alberta dated March 12, 2009, a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Zi Shares”) of Zi Corporation (“Zi”) will be held at Sheraton Suites Calgary Eau Claire, located at 255 Barclay Parade SW, Calgary, Alberta, Canada at 10:00 a.m. (Calgary time) on April 9, 2009 for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying information circular of Zi dated March 13, 2009 (the “Information Circular”) to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The Board of Directors of Zi has fixed the record date for the Meeting at the close of business on March 10, 2009 (the “Record Date”). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those Zi Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Shareholder transfers its Zi Shares after the Record Date and the transferee of those Zi Shares, having produced properly endorsed certificates evidencing such Zi Shares or having otherwise established that he or she owns such Zi Shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Zi Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Olympia Trust Company, Attention: Proxy Department, Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G OP6 by 4:30 p.m. (Calgary time) on the second last business day prior to the date of the Meeting or any adjournment thereof. If you require any assistance in completing your proxy, please call Georgeson toll free at 1-800-733-6209.

The proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof. Zi Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of Zi Shares have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Zi Shares in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order. A Shareholder's right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices F and C, respectively, to the accompanying Information Circular. A dissenting Shareholder must send to Zi, c/o its counsel, Carscallen Leitch LLP, 1500, 407-2nd Street SW, Calgary, Alberta T2P 2Y3, Attention: Donald R. Leitch, a written objection to the Arrangement Resolution, which written objection must be received by 5:00p.m. (Calgary time) on the day that is three business days prior to the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Zi Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Zi Shares are entitled to dissent. Accordingly, a beneficial owner of Zi Shares desiring to exercise the right to dissent must make arrangements for the Zi Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Zi or, alternatively, make arrangements for the registered holder of such Zi Shares to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 13th day of March, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF
ZI CORPORATION

(signed) “Milos Djokovic”
Chief Executive Officer
Zi Corporation